SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, informs its shareholders and the market in general of the following related party transaction:

Related Party Names	Furnas Centrais Elétricas S.A. (“Furnas”) and Special Purpose Company Mata de Santa Genebra Transmissora S.A. (“MSG”)
Issuer Relationships	Furnas is a subsidiary of Eletrobras; Furnas holds a 49.9% stake in SPE Mata de Santa Geneva.
Date of the transaction	December 10, 2021
Object of the Agreement

3rd issue of simple, non-convertible debentures, of the type with real guarantee, with additional personal guarantee, in three series, in the amount of up to BRL 1,500,000,000.00 (One billion, five hundred million reais).

The Deed of this issue of debentures establishes that Furnas will provide guarantees within the scope of this issue, within the limit of its shareholding in the Company, thus totaling BRL 748,500,000.00 (seven hundred and forty-eight million and five hundred thousand reais), which constitutes the Transaction between Related Parties, focus of this release.

Main Terms and Conditions

The real guarantee is characterized by the pledge of shares and the personal guarantee is characterized by the corporate guarantee provided by Furnas to the Debenture Holders, corresponding to Furnas' shareholding in MSG, 49.9%.

The deed and the respective real guarantee provided will last for 20 (twenty) years from the date of its signature and the personal guarantee will last until the fulfillment of the physical and financial conditions listed in the deed and required for its exoneration.

Detailed reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment

The act of entering into the transaction with the provision of the guarantee, by itself, does not generate a financial burden/expense to the shareholder, which would only occur in the event of future default by the Company, emphasizing that the corporate guarantee will be waived after physical conditions are reached- already established in the Deed.

From the SPE's point of view, commutativity is preserved in this operation, as pricing was carried out with the market by means of a Request for Proposal (RFP), with equal treatment as the presentation of proposals by the invited financial institutions, being selected the proposal that proved to be the most advantageous financially for MSG and its partners.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Eventual participation of the counterparty, its partners or administrators in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests.

Furnas' request for the provision of a guarantee arises from the competition process of the Issuance of Debentures.

In addition, Furnas' conclusion for effectively providing the guarantee emanates from the decision-making process in its governance bodies, thus not having MSG's participation.

Rio de Janeiro, December 21, 2021.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.